Bingham McCutchen LLP 2020 K Street, NW Washington, DC 20006 Tel: 202.373.6000 Fax: 202.373.6001 www.bingham.com

December 21, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 8 to the Registration Statement Filed on Form N-1A Under the Securities Act of 1933

(File Nos. 333-173276 and 811-22542)

Ladies and Gentlemen:

On behalf of our client, SSgA Active ETF Trust (the “Trust”), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 8 to the Trust’s Registration Statement on Form N-1A, together with all exhibits thereto (“PEA No. 8”). The purpose of PEA No. 8 is to register three new series of the Trust: the SPDR MFS Systematic Core Equity ETF, SPDR MFS Systematic Growth Equity ETF and SPDR MFS Systematic Value Equity ETF.

Please contact me at (202) 373-6133 with your questions or comments.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

Enclosures